Filed by Pinnacor Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                  Subject Company: Pinnacor Inc.
                                                  Commission File No.: 000-30309



On July 23, 2003, Kirk Loevner, Chairman and CEO of Pinnacor Inc., sent a letter to its clients in connection with Pinnacor entering into an Agreement and Plan of Merger with MarketWatch.com, Inc. The text of that letter follows.


Dear Pinnacor Clients,

Today is a landmark day for our company, and we'd like to share an exciting development with you. This morning, MarketWatch.com announced that it has entered into a definitive agreement to acquire Pinnacor, with the express mission of creating the market-leading provider of online business and financial news, information and applications.

By combining our products, content and people we have the opportunity to better serve you with the broadest set of world-class products and services available in the industry. The joint offering will merge Pinnacor's sophisticated financial applications, integration services and customization expertise with MarketWatch.com's premium-branded news and experience managing one of the Web's most highly trafficked properties. The combination further underscores both companies' commitment to technology innovation and investment in research and development -- enhancing the value of our solutions for you.

We are dedicated to maintaining the highest level of service to our customers as we integrate the two companies during the closing period, slated for completion in the fourth quarter of 2003. While our companies will remain separate, autonomous entities until that time, key senior executives at both companies will be working together closely to ensure a seamless transition, and accelerate the process of providing integrated services for our clients. Should you have any questions regarding this announcement, I would like to encourage you to contact the following individuals directly:

|X| Financial services and business information clients: Michael Donnelly, EVP, sales(mdonnelly@pinnacor.com or tel: 212.659.1936)
|X|      Access clients: Steven Spencer, EVP, access solutions
         (sspencer@pinnacor.com or tel: 212.659.2068).

For additional details regarding the transaction, please see today's press release on Pinnacor's Web site at www.pinnacor.com. We're excited about the opportunities afforded by joining forces with MarketWatch.com, and look forward to forging an even stronger partnership with our clients in the future.

Regards,
Kirk Loevner
Chairman and CEO, Pinnacor

Additional Information About the Merger and Where to Find It

MarketWatch.com intends to file a registration statement with the Securities and Exchange Commission on Form S-4 in connection with the proposed acquisition (the "Merger") of Pinnacor by MarketWatch.com. MarketWatch.com and Pinnacor also intend to file with the SEC, and mail to their respective stockholders, a joint proxy statement/prospectus and other relevant materials in connection with the Merger. Investors and security holders of MarketWatch.com and Pinnacor are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decisions with respect to the proposed Merger because the materials will contain important information about MarketWatch.com, Pinnacor and the proposed Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by MarketWatch.com and Pinnacor with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov.


Both of MarketWatch.com, Larry Kramer, and MarketWatch.com's other directors and executive officers on the one hand, and Pinnacor, Kirk Loevner and Pinnacor's other directors and executive officers on the other hand, may be deemed to be participants in the solicitation of proxies of stockholders of MarketWatch.com and Pinnacor in connection with the proposed Merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of MarketWatch.com common stock or Pinnacor common stock, as applicable. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such individuals in the solicitation by reading the joint proxy statement/prospectus when it becomes available.